UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
Schedule TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Solectron Corporation

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

2¾% Liquid Yield Option Notes Due 2020 (Zero Coupon — Senior)

(Title of Class of Securities)

834182-AK-3

(CUSIP Number of Class of Securities)

Kiran Patel
Executive Vice President and Chief Financial Officer
Solectron Corporation
777 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Steven E. Bochner, Esq.
John A. Fore, Esq.
Daniel J. Weiser, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$900,000,000	$82,800

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, assuming that $1.5 billion aggregate principal amount at maturity of outstanding 2¾% Liquid Yield Option Notes due 2020 (Zero Coupon-Senior) are purchased at a price of $600 per $1,000 principal amount at maturity. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 16, 2002, equals $92 for each $1,000,000.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$82,800	Filing Party:	Solectron Corporation
Form or Registration No.:	File No. 5-41005	Date Filed:	June 21, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

          Solectron Corporation, a Delaware Corporation (the “Company”) hereby amends the Tender Offer Statement on Schedule TO (the “Schedule TO’’), originally filed on June 21, 2002, with respect to the offer by the Company to purchase up to $1.5 billion aggregate principal amount at maturity of its outstanding 2¾% Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior) issued in May 2000 (the “2¾% LYONs’’) at a purchase price not greater than $600 nor less than $580 per $1,000 principal amount at maturity of 2¾% LYONs. The Company’s offer for the 2¾% LYONs is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2002 (the “Offer to Purchase’’), and in the related Letter of Transmittal (which, with respect to the 2¾% LYONs, as amended or supplemented from time to time, together constitute the “Offer’’), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 12:00 midnight, New York City time, on Friday, July 19, 2002, unless extended. The Schedule TO, as amended, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act’’).

          All the information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 11 in this Schedule TO except for those items as to which information is specifically provided herein. Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

          Liquid Yield Option is a trademark of Merrill Lynch & Co., Inc.

          The section of the Offer to Purchase entitled “Incorporation of Information by Reference” is hereby amended and supplemented by amending and restating the first two sentences of the second paragraph of that section in their entirety as follows:

The Company will file an amendment to the Schedule TO to incorporate by reference into the Offer to Purchase all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the Expiration Date. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed document incorporated by reference herein modifies or supersedes such statement.

          The section of the Offer to Purchase entitled “Special Note Regarding Forward-Looking Statements” is hereby amended and supplemented by amending and restating the first paragraph and the first sentence of the second paragraph of that section in their entirety as follows:

This Offer to Purchase contains or incorporates by reference forward-looking statements, which include, but are not limited to statements regarding:

•	the anticipated financial impact of recent and future acquisitions;

•	our ability to reduce our operating expenses through our restructuring initiatives; and

•	the trends and projected capital expenditures discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

The Company acknowledges that the safe harbor provisions in the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with the Offer.

Item 1.   Summary Term Sheet.

          Item 1 of the Schedule TO is hereby amended and supplemented by amending and restating the last sentence of the paragraph under the subheading “Proration” in the section entitled “Summary” in the Offer to Purchase in its entirety as follows:

We will make appropriate adjustments to avoid purchases of fractional 2¾% LYONs that are not in multiples of $1,000 principal amount at maturity.

          Item 1 of the Schedule TO is hereby amended and supplemented by amending and restating the last sentence of the paragraph under the subheading “Conditions to the Offer” in the section entitled “Summary” in the Offer to Purchase in its entirety as follows:

We reserve the right to waive any condition to the Offer at any time, subject to extension of the Offer as might be required by law. Such conditions to the Offer must be either satisfied or waived on or prior to the Expiration Date for us to consummate the Offer.

          Item 1 of the Schedule TO is hereby amended and supplemented by amending and restating the second sentence of the paragraph under the subheading “Withdrawal Rights” in the section entitled “Summary” in the Offer to Purchase in its entirety as follows:

You must notify the Depositary, or if you hold 2¾% LYONs in “street name” or are otherwise not a record holder of 2¾% LYONs, you must have your broker, dealer, commercial bank, trust company or other nominee notify the Depositary, of your intention to withdraw in writing prior to the Expiration Date.

Item 4.   Terms of the Transaction.

          Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the last sentence of the fourth paragraph (which paragraph begins with the words “In the event that the amount”) on the cover page of the Offer to Purchase, the last sentence of the first paragraph under the subheading “Proration” under Section 2 entitled “Terms of the Offer” in the Offer to Purchase and the last sentence of the second paragraph under the subheading “Acceptance of 2¾% LYONs for Payment” under Section 5 entitled “Acceptance of 2¾% LYONs for Payment” in the Offer to Purchase in their entirety as follows:

The Company will make appropriate adjustments to avoid purchases of fractional 2¾% LYONs that are not in multiples of $1,000 principal amount at maturity.

          Item 4 of the Schedule TO is hereby amended and supplemented by replacing the words “as soon as practicable” with “promptly” in the first line in the third paragraph under the subheading “Proration” under Section 2 entitled “Terms of the Offer” in the Offer to Purchase, in the sixth paragraph under Section 7 entitled “Withdrawal of Tenders” in the Offer to Purchase and in the sixth paragraph under Instruction 3 entitled “Withdrawal of Tenders; Amendment and Extension” in the Letter of Transmittal.

          Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first paragraph under the subheading “Amendment; Extension; Waiver; Termination” under Section 2 entitled “Terms of the Offer” in the Offer to Purchase in its entirety as follows:

Amendment; Extension; Waiver; Termination. Subject to applicable securities laws and the terms and conditions set forth in this Offer to Purchase, the Company expressly reserves the right (but will not be obligated), at any time or from time to time, on or prior to the Expiration Date, regardless of whether or not any of the events set forth in “— Conditions to the Offer’’ shall have occurred or shall have been determined by the Company to have occurred, to (a) waive any and all conditions to the Offer; (b) extend the Offer; (c) terminate the Offer but only if all conditions to the Offer have not been either satisfied or waived; or (d) otherwise amend the Offer in any respect. The rights reserved by the Company in this paragraph are in addition to the Company’s rights to terminate the Offer described under “— Conditions to the Offer.’’

          Item 4 of the Schedule TO is hereby amended and supplemented by adding as a new sentence at the end of the fourth paragraph under the subheading “Amendment; Extension; Waiver; Termination” under Section 2 entitled “Terms of the Offer” in the Offer to Purchase the following:

Holders of 2¾% LYONs may not withdraw their 2¾% LYONs following the Expiration Date unless the Company has not accepted the 2¾% LYONs for payment by 12:00 midnight, New York City time, on Friday, August 16, 2002.

          Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first sentence of the fifth paragraph under the subheading “Amendment; Extension; Waiver; Termination” under Section 2 entitled “Terms of the Offer” in the Offer to Purchase in its entirety as follows:

Any extension, amendment or termination of the Offer by the Company will be followed promptly by announcement thereof. If the Company extends the Offer, the Company will comply with Rule 14e-1(d) of the Exchange Act and will publicly announce the extension no later than the earlier of: (a) 9:00 am, New York City time, on the first business day after the scheduled Expiration Date or (b) the first opening of the New York Stock Exchange on the next business day after the scheduled Expiration Date.

          Item 4 of the Schedule TO is hereby amended and supplemented by deleting the word “integral” in the last sentence of the paragraph under the subheading “Method of Tender” under Section 6 entitled “Procedures for Tendering 2¾% LYONs” in the Offer to Purchase and in the first sentence of Instruction 4 entitled “Partial Tenders” in the Letter of Transmittal.

          Item 4 of the Schedule TO is hereby amended and supplemented by replacing the date “Monday, August 19, 2002” with the date “Friday, August 16, 2002” under Section 7 entitled “Withdrawal of Tenders” in the Offer to Purchase and on page 4 and in Instruction 3 entitled “Withdrawal of Tenders; Amendment and Extension” in the Letter of Transmittal.

          Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating conditions (1)(b), (2), (5)(g) and (5)(k) to the Offer under Section 9 entitled “Conditions to the Offer” in the Offer to Purchase in their entirety as follows:

(1) (b) could, in the reasonable good faith judgment of the Company, materially affect the business, condition (financial or other), assets, income, operations or prospects of the Company and its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole;

(2) there shall not have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the reasonable good faith judgment of the Company, would result in any of the consequences referred to in clause (a) or (b) of paragraph (1) above;

(5) (g) a five percent or greater decrease in the closing sale price of the 2¾% LYONs as reported on the New York Stock Exchange or the over-the-counter market from that reported on June 19, 2002, a twenty five percent or greater decrease in the closing sale price of the Company’s Common Stock as reported on the New York Stock Exchange from that reported on June 19, 2002, a decline in the ratings of the Company’s senior unsecured debt by Moody’s Investor’s Service or Standard & Poor’s, or a significant adverse change in the United States securities or financial markets,

(5) (k) any suspension of trading or settlement of trades of a majority of the securities listed on any domestic national securities exchange or quoted on the Nasdaq National Market;

          Item 4 of the Schedule TO is hereby amended and supplemented by adding as a new sentence at the end of the last paragraph under Section 9 entitled “Conditions to the Offer” in the Offer to Purchase the following:

Holders of 2¾% LYONs may not withdraw their 2¾% LYONs following the Expiration Date unless the Company has not accepted the 2¾% LYONs for payment by 12:00 midnight, New York City time, on Friday August 16, 2002.

          Item 4 of the Schedule TO is hereby amended and supplemented by adding as a new sentence at the end of the paragraph under Instruction 10 entitled “Waiver of Conditions” in the Letter of Transmittal the following:

All conditions to the Offer must either be satisfied or waived on or prior to the Expiration Date for the Company to consummate the Offer.

Item 12.   Exhibits.

(a)(1)(A)*	Offer to Purchase dated June 21, 2002.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.

(a)(5)(A)*	Press Release regarding issuer tender offer issued by Solectron Corporation, dated June 20, 2002.

(a)(5)(B)*	Press Release regarding fiscal third quarter results and outlook for fiscal fourth quarter, issued June 20, 2002.

(a)(5)(C)*	Summary Advertisement, dated June 21, 2002.

(b)	None

(d)	None

(g)	None

(h)	None

*	Previously filed.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Solectron Corporation

By:	/s/ KIRAN PATEL
	Name:	Kiran Patel
	Title:	Executive Vice President and Chief Financial Officer

Dated: July 9, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated June 21, 2002.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.

(a)(5)(A)*	Press Release regarding issuer tender offer issued by Solectron Corporation, dated June 20, 2002.

(a)(5)(B)*	Press Release regarding fiscal third quarter results and outlook for fiscal fourth quarter, issued June 20, 2002.

(a)(5)(C)*	Summary Advertisement, dated June 21, 2002.

(b)	None

(d)	None

(g)	None

(h)	None

*	Previously filed.